09059006

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bainbridge Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Oxford Valley Road - Suite 801 B
(No. and Street)

Yardley (City) PA (State) 19067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malinda Powers Berardino 215-321-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner & Company LLC
(Name – *if individual, state last, first, middle name*)

3 Bala Plaza Suite 501 West (Address) Bala Cynwyd (City) PA (State) 19004-3484 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KS 3/20

OATH OR AFFIRMATION

I, Malinda Powers Berardino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bainbridge Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2-27-09

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Elizabeth Meade, Notary Public
Lower Makefield Twp., Bucks County
My Commission Expires Dec. 1, 2010
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Auditor report on interal controls

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

BAINBRIDGE SECURITIES, INC.

DECEMBER 31, 2008

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484

(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

BAINBRIDGE SECURITIES, INC.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTAL SCHEDULES UNDER THE SECURITIES EXCHANGE ACT OF 1934:	
Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	12
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	13
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	14

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors
Bainbridge Securities, Inc.

We have audited the accompanying statement of financial condition of Bainbridge Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bainbridge Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary information on pages 11 to 13 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Isdaner & Company, LLC

February 19, 2009

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

BAINBRIDGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS	
Cash and cash equivalents	$696,503
Receivables from brokers	26,100
Deferred tax asset	8,436
Deposit with clearing organization	5,000
Prepaid expense	6,880
	$742,919
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accrued employee salaries and benefits	$ 7,887
Accrued Tax liability	153,803
Deferred tax liability	25,970
Other liabilities	88,873
Total liabilities	276,533
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value, 1,000 shares authorized, 510 shares issued and outstanding	510
Additional paid-in capital	209,044
Retained earnings	256,832
Total shareholder's equity	466,386
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$742,919

See notes to financial statements.

BAINBRIDGE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Mutual fund fees	$ 861,861
Annuity fees	274,983
Commissions	660,157
Other revenues	80,115
Total revenues	1,877,116
EXPENSES:	
Employee compensation and benefits	838,598
Clearing service fees	179,676
Intercompany allocated expenses	233,764
Other expenses	251,779
Total expenses	1,503,817
INCOME BEFORE INCOME TAXES	373,299
INCOME TAX EXPENSE	162,102
NET INCOME	$ 211,197

See notes to financial statements.

BAINBRIDGE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2008	510	$510	$1,942,230	$ 45,635	$1,988,375
Net income	-	-	-	211,197	211,197
Reversal of goodwill	-	-	(1,733,186)	-	(1,733,186)
Balances, December 31, 2008	510	$510	$ 209,044	$256,832	$ 466,386

See notes to financial statements.

BAINBRIDGE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:	
Net income	$211,197
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,054
Deferred tax asset	42,219
(Increase) decrease in operating assets:	
Receivables from brokers	41,110
Income tax receivable	5,252
Prepaid expenses	44,228
Increase (decrease) in operating liabilities:	
Accrued tax liability	(22,058)
Other liabilities	(14,835)
Net cash provided by operating activities	308,167
INCREASE IN CASH AND CASH EQUIVALENTS	308,167
CASH AND CASH EQUIVALENTS:	
Beginning of year	388,336
End of year	$696,503

See notes to financial statements.

1. ORGANIZATION

Bainbridge Securities, Inc. (the "Company") is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in institutional and retail securities brokerage services.

Effective April 4, 2008, PNC Financial Services Group, Inc. ("PNC") acquired Sterling Financial Corp., the former parent of the Company, under an Agreement and Plan of Merger dated July 19, 2007. No changes were made to the accounting basis of the assets and liabilities reflected in the Company's financial statements; however, goodwill recorded under the previous ownership under "push-down accounting" has been reversed in the statement of changes in shareholder's equity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation—The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents—Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Depreciation and Amortization—Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1 – 5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Revenue Recognition—Customers' securities transactions are reported on a settlement date basis with related commission revenues and expenses of the Company recorded on a settlement date basis.

Income Taxes—The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files separately. The Company uses the assets and liabilities method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing agreement with PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

3. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. The required minimum net capital is equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of approximately $416,357, which was approximately $398,484 in excess of its required net capital of approximately $17,873.

Additionally, the Company operates pursuant to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii). The Company will not hold customer funds or safekeep customer securities. The Company will introduce and clear its customers' transactions on a fully disclosed basis. The Company forwards all customer funds and securities to its clearing agent on the next business day following receipt.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

4. INCOME TAXES

The Components of income tax expense for the year ended December 31, 2008 are as follows:

Current expense:	
Federal	$128,653
State	40,450
Total current	169,103
Deferred expense:	
Federal	(5,319)
State	(1,682)
Total deferred	(7,001)
Total income tax expense	$162,102

Significant components of the Company's net deferred tax asset and liability are as follows:

	Federal	State	Total
Deferred compensation	$29,406	$8,393	$37,799
Depreciation	170	43	213
State income taxes	(2,953)	-	(2,953)
Other tax assets	(52,593)	-	(52,593
Net deferred tax asset	($25,970)	$8,436	($17,534)

A reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

Taxes at federal rate	35.00%
State taxes	6.80%
Meals and entertainment	0.60%
Other	1.10%
Total effective tax rate	43.50%

5. RELATED-PARTY TRANSACTIONS

Cash and cash equivalents as of December 31, 2008 are on deposit with an affiliated financial institution.

In July 2008 the Company sold a portion of its customer list to PNC Investments, LLC, an affiliated broker-dealer. The sale price was $60,000, which is included in other revenues in the statement of income.

The Company pays a monthly fee to PNC for overhead and administrative services. During 2008, the Company paid approximately $233,800 to PNC for overhead and administrative services.

6. EMPLOYEE BENEFIT PLANS

The Company's employees can elect to participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC. Expenses for the ISP allocated to the Company by PNC were approximately $22,200 for the year ended December 31, 2008 and are included in employee compensation and benefits on the statement of income.

PNC sponsors certain other employee benefits, including, but not limited to, payroll taxes, health care, life insurance, and tuition reimbursement for Company employees, which for the year ended December 31, 2008, amounted to approximately $91,700.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

All financial instrument assets and liabilities are carried at fair value or at amounts, which approximate fair value. Such instruments include cash and cash equivalents and receivables from brokers.

8. SUBSEQUENT EVENT

PNC expects to merge the Company into PNC in 2009. As a result, during the first quarter of 2009, clients of the company will receive a letter detailing the steps they must take in regard to their accounts. A BDW (broker-dealer withdrawal) form is expected to e filed with FINRA prior to the end of the first quarter of 2009. Costs associated with the merger are estimated at approximately $25,000.

SUPPLEMENTAL SCHEDULES UNDER
THE SECURITIES EXCHANGE ACT OF 1934

BAINBRIDGE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008
(In thousands)

COMPUTATION OF NET CAPITAL–Total shareholder's equity	$466,386
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Unsecured receivables	4,246
Other	11,880
Other deductions	20,000
Total deductions and/or charges	36,126
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	430,260
HAIRCUTS ON SECURITIES	13,903
NET CAPITAL	416,357
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accrued employee salaries and benefits	7,887
Other liabilities	260,210
TOTAL AGGREGATE INDEBTEDNESS	268,097
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT–Minimum net capital required (6-2/3% of aggregate indebtedness)	17,873
EXCESS NET CAPITAL	$398,484
RATIO - Aggregate indebtedness to net capital	.64 tp 1

BAINBRIDGE SECURITIES, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCAHNGE ACT OF 1934 AS OF DECEMBER 31, 2008

Not applicable based on the exemptive provision of SEC Rule 16c3-3(k)(2)(ii).

All customer transactions cleared through the broker-dealers indicated below on a fully disclosed basis.

Clearing firm: RBC Dain SEC #8-45411

BAINBRIDGE SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

Not applicable based on the exemptive provision of SEC Rule 16c3-3(k)(2)(ii).

All customer transactions cleared through the broker-dealers indicated below on a fully disclosed basis.

Clearing firm: RBC Dain SEC #8-45411

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report
On Internal Control Required by SEC Rule 17a-5

Board of Directors
Bainbridge Securities, Inc.

In planning and performing our audit of the financial statements of Bainbridge Securities, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484

(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Isdaner & Company, LLC

February 19, 2009